Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Paul Fischer, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Registration Statement on Form S-1
Pre-Effective Amendment No. 2
File No. 333-184910

Dear Mr. Fischer:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) a second pre-effective amendment to the Form S-1 for First Rate Staffing Corporation (the “Company”). As discussed, the Company has filed a request for acceleration of the effective date of the Form S-1, and we request that the Form S-1 be declared effective tomorrow afternoon (on February 14, 2014).

Per our discussion earlier today, the Company has entered into an agreement to acquire certain assets. The Company is concurrently filing a Form 8-K in respect of such transaction. In addition, as discussed, we have inserted disclosure into the Form S-1 to present the same information contained in the Form 8-K within the body of the Form S-1 prior to the latter document being declared effective.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates